NATIONAL HOUSING PARTNERSHIP REALTY FUND TWO
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

May 10, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   National Housing Partnership Realty Fund Two
      Form 10-KSB for the year ended December 31, 2004 File No. 0-14458

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Housing Partnership Realty Fund Two, a Maryland limited partnership (the "Partnership"), in a letter dated April 13, 2005. The Partnership appreciates the Staff's willingness to provide an extension of time for this response. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Note 1 - Organization and Summary of Significant Accounting Policies

Significant Accounting Policies

1. Comment: In a supplemental response, please tell us how you determined to account for your investment using the equity method given your 94.5% interest in the Local Limited Partnership. Specifically, address the criteria for important rights in paragraph 9 and the substance of the partnership arrangement in paragraph 10 of SOP 78-9. Please cite relevant terms of the partnership agreements, as appropriate.

            Response: The Partnership made its initial determination to account for its investments in the local limited partnership at the time the Partnership became the limited partner investor in the local limited partnership. This evaluation included a review of the related limited partnership agreement of the local limited partnership to understand the rights and obligations of the general partner and the Partnership, as limited partner. It should be noted that the general partner of the Partnership, The National Housing Partnership ("NHP"), also serves as the general partner of the local limited partnership. The limited partnership agreement provides the general partner with the following rights and obligations:

o     The local limited  partnership  shall be managed and its business  shall be controlled by the general partner
o     Limited  partners  shall not take part in the  management  or control of the local limited partnership's business
o     The general  partner has the ability to designate the  management  agent for the local limited partnership
o     The general  partner is authorized to sell all or  substantially  all of the assets of the local limited partnership
o     The  limited  partner  does  not have the  right  to force  the  general partner to sell assets
o     The limited  partner does not have the right to structure the terms of a proposed sale of assets

           Although each general partner historically has controlled the major operational and financial policies of the local limited partnership for which it serves as general partner by exercising the above and other rights stated in the respective limited partnership agreement, the Partnership, as limited partner, has certain "important rights" as contemplated in paragraph SOP 78-9, as follows:

o The limited partner has consent rights to the sale of all or substantially all of the assets of the local limited partnership o The limited partner has the right to remove the general partner without cause and elect a successor general partner upon a vote of the limited partners holding a majority (more than 50%) of the percentage interests in the local limited partnership.

           The Partnership believes that these "important rights" provide that the local limited partnership is not under the control, directly or indirectly, of NHP and therefore preclude NHP, as general partner, from consolidating its investment in the local limited partnership under paragraph 9 of SOP 78-9. The Partnership further considered whether such limited partner rights, in conjunction with the Partnership's ownership of more than a majority of the limited partner interests, could effectively result in the Partnership having control over the major operational and financial policies of the local limited partnership, which would result in the Partnership consolidating the local limited partnership in accordance with paragraph 10 of SOP 78-9.

           Notwithstanding the "important rights" of the limited partner and the Partnership's majority ownership, the Partnership has concluded that it does not control the local limited partnership, based on two primary factors: (1) the provisions of the local limited partnership agreement that specifically provides operating and financial control to the general partner and (2) the demonstrated exercise of that control by the general partner over the twenty-year history of the local limited partnership.

           Based on the foregoing considerations, the Partnership does not control major operating and financial policies of the local limited partnership and therefore uses the equity method of accounting for its investment in the local limited partnership in accordance with paragraph 10 of SOP 78-9.

Recent Accounting Pronouncements

2. Comment: In a supplemental response, please tell us the basis for your determination the partnerships are not VIEs. Specifically, address the proportional voting rights and entity activities conducted on behalf of any investor that may have disproportionately few voting rights as described in paragraph 5c of FIN 46. In doing so, please explain your relationship with the general partner of each Local Limited Partnership and how you considered that relationship in your analysis. Additionally, address the decision making rights and related equity investment at risk of the holders of the equity investment as described in paragraph 5b.

     Response: The Partnership's determination that the local limited partnership is not a VIE was made based on consideration of paragraphs 5, 9 and 10 of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R). The Partnership first considered paragraph 5(b)(1) of FIN 46R and determined that the group of equity holders at risk was comprised only of its limited partners (the group that contributed the capital necessary to fund acquisition properties owned by local limited partnerships). The general partner was not considered to have significant equity at risk either because its capital contribution was insignificant or because its initial capital contribution was offset by fees received at inception. The limited partners were deemed to have the right to make decisions that have a significant effect on the success of the local limited partnership through their ability to remove the general partner without cause.

     The Partnership next considered paragraph 5(b)(2) and determined based on review of the local limited partnership agreement that the group of equity holders at risk (the limited partners) do not lack the ability to absorb expected losses, are not protected from the expected losses and are not guaranteed a return.

     The Partnership next considered paragraph 5(b)(3) and determined based on review of the local limited partnership agreement that the group of equity holders at risk (the limited partners) do receive the expected residual returns and are not subject to caps on expected returns.

     The Partnership next considered paragraph 5(c) and determined based on review of the local limited partnership agreement that the general partner is generally the equity holder who is involved in the partnership activity of real estate development and operations and also benefits through the receipt of fees for services provided to the local limited partnership and the right to receive distributions from the local limited partnership. Therefore the Partnership does not believe that substantially all of the activities of the local limited partnership involves, and is performed on behalf of, the investor (the limited partner) that has disproportionately few voting rights. Also, as stated above, the limited partner was deemed to have the right to make decisions that have a significant effect on the success of the local limited partnership through its ability to remove the general partner without cause.

     In conjunction with the evaluation of paragraph 5(c), the Partnership reviewed the relationship of the general partner of the local limited partnership with the Partnership. As previously noted, the general partner of the Partnership, NHP, also serves as the general partner of the local limited partnership. The limited partnership agreement provides that NHP, in acting and performing its duties as general partner of the local limited partnership, shall at all times exercise its responsibilities in a fiduciary capacity, and in a manner consistent with the objectives of NHP as set forth in Title IX of the Housing and Urban Development Act of 1968. NHP in acting and performing its duties as general partner of the Partnership must also exercise its duties in a fiduciary capacity. Therefore, the Partnership determined that NHP acts in the best interests of the respective entities it is obligated to represent and the relationship of NHP to the Partnership does not affect the Partnership's determination that the activities of the respective local limited partnerships do not involve and are not performed on behalf of the investor (the limited partner) that has disproportionately few voting rights.

     Finally, the Partnership considered paragraphs 5(a), 9 and 10 of FIN 46R and determined through review of financial information and accounting records for the local limited partnership that the local limited partnership lacked additional financial support from partners to fund operations (i.e., the local limited partnership has demonstrated that it can finance its activities without additional subordinated financial support).

     The Partnership believes that based upon the application of paragraphs 5, 9 and 10 of FIN 46R as discussed above, that the local limited partnership is not a variable interest entity.


                        *     *     *     *     *

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer
                                    The  National   Housing   Partnership  and
                                    National     Corporation    for    Housing
                                    Partnerships,   the  general   partner  of
                                    National Housing  Partnership  Realty Fund
                                    Two



cc:  Stephen B. Waters